EXHIBIT 12.1

TOYOTA MOTOR CREDIT CORPORATION
CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions)

	Three Months Ended December 31,		Nine Months Ended December 31,
	2006	2005	2006	2005
Consolidated income before provision for income taxes	$198	$221	$500	$727
Fixed charges:
Interest[1]	664	438	1,924	1,090
Portion of rent expense representative of the interest factor (deemed to be one-third)	2	2	5	5
Total fixed charges	666	440	1,929	1,095
Earnings available for fixed charges	$864	$661	$2,429	$1,822
Ratio of earnings to fixed charges	1.30	1.50	1.26	1.66

1 Components of interest expense are discussed in the “Interest Expense” section of “Item 2., Management’s Discussion and
Analysis”.